Exhibit 99.4

PRECISION DRILLING CORPORATION
CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in connection with the special meeting of shareholders of Precision Drilling Corporation (“Precision”) to be held on December 11, 2018 (the “Meeting”), the undersigned, in her capacity as an officer of Precision and not in her personal capacity and without personal liability, hereby certifies that Precision:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

Dated as of this 7th day of November, 2018.

PRECISION DRILLING CORPORATION

(signed) “Veronica Foley”
Name: Veronica Foley
Title: Senior Vice President, General Counsel and Corporate Secretary